UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2016
Commission File Nos. 001-13928
333-181552-01

ROYAL BANK OF CANADA

RBC COVERED BOND GUARANTOR
LIMITED PARTNERSHIP

200 Bay Street Royal Bank Plaza South Tower, 8th Floor Toronto, Ontario Canada M5J 2J5	155 Wellington Street West, 14th Floor Toronto, Ontario Canada M5V 3K7

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☐          Form 40-F  ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

THIS REPORT ON FORM 6-K AND THE EXHIBIT HERETO SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE AS AN EXHIBIT TO ROYAL BANK OF CANADA’S AND RBC COVERED BOND GUARANTOR LIMITED PARTNERSHIP’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-203567) AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Exhibit 4.4 filed herewith is in connection with the Royal Bank of Canada (the “Bank”) and RBC Covered Bond Guarantor Limited Partnership (collectively, the “Registrants”) U.S.$ $15,000,000,000 global covered bond programme (the “Program”) shelf registration statement on Form F-3 (File No. 333-203567). The Registrants have amended and restated Exhibit 4.4 to reflect the appointment of a new Asset Monitor for the Program.

In connection with PricewaterhouseCoopers LLP having been appointed as the Bank’s external auditor for fiscal 2016, Deloitte LLP resigned as Asset Monitor effective as of May 31, 2016 and PricewaterhouseCoopers LLP, acting through its offices located at PwC Tower, 18 York Street, Suite 2600, Toronto, Ontario, M5J 0B2, has been appointed the Asset Monitor on substantially the same terms and conditions pursuant to an amended and restated asset monitor agreement dated May 31, 2016 between PricewaterhouseCoopers LLP, as Asset Monitor, the Guarantor LP, the Cash Manager, the Bank and the Bond Trustee, which amends and restates the Asset Monitor Agreement, initially made as of October 25, 2007, in its entirety.

Exhibit Number	Description of Exhibit

4.4 —	Asset Monitor Agreement, amended and restated as of May 31, 2016, by and among the Bank, the Guarantor LP, the Bond Trustee and PricewaterhouseCoopers LLP, as Asset Monitor.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

ROYAL BANK OF CANADA

By:	/s/ James Salem
Name: James Salem
Title: Executive Vice-President and Treasurer

RBC COVERED BOND GUARANTOR LIMITED PARTNERSHIP, by its general partner RBC COVERED BOND GP INC.

By:	/s/ David Power
Name: David Power
Title: President

Date: June 16, 2016